EXHIBIT 8

Sidley Austin Brown & Wood
a partnership including professional corporations

DALLAS ____ LOS ANGELES ____ NEW YORK ____ SAN FRANCISCO ____ SEATTLE ____ WASHINGTON, D.C.	BANK ONE PLAZA 10 S. DEARBORN STREET CHICAGO, ILLINOIS 60603 TELEPHONE 312 853 7000 FACSIMILE 312 853 7036 www.sidley.com FOUNDED 1866	BEIJING ____ HONG KONG ____ LONDON ____ SHANGHAI ____ SINGAPORE ____ TOKYO

September 28, 2001
Mr. Peter H. Kauffman Assistant General Counsel and Secretary Peoples Energy Corporation 130 East Randolph Drive Chicago, Illinois 60601

Re: Peoples Energy Corporation Direct Purchase
and Investment Plan (the "Plan")

Dear Mr. Kauffman:

You have requested our opinion with respect to the Federal income tax consequences to participants of participation in the Plan. A description of the Plan is contained in the prospectus referred to in the Registration Statement on Form S-3 to be filed by Peoples Energy Corporation (the "Company") with the Securities and Exchange Commission with respect to the Plan. Such description is incorporated herein by reference.

We have examined the Plan, the relevant provisions of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, relevant rulings of the Internal Revenue Service and such other documents, facts and law as we have deemed relevant.

Based on applicable law and the assumptions set forth above, it is our opinion that the Federal income tax consequences to participants of participation in the Plan are as follows:

Generally, any cash dividend which is reinvested under the Plan will be taxable to a participant as if it had been received by the participant, even though the participant does not receive the dividend in cash, but, instead, uses it to purchase shares under the Plan. As such, a participant is treated in the same manner as a shareholder who is not a participant in the Plan.

Brokerage fees incurred by the administrator of the Plan in purchasing shares of Peoples Energy Corporation common stock on the open market and which are paid by the Company will result in additional dividend income to participants. A participant's share of these brokerage fees should be shown on the Form 1099DIV issued annually to each shareholder. The amount of such brokerage fees will increase the participant's tax basis for the shares acquired under the Plan. Thus, a participant's tax basis for the shares acquired under the Plan with reinvested dividends will be equal to the amount paid for the shares (i.e. the amount of the reinvested dividend) plus the amount of any brokerage fees included in the participant's income.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement on Form S-3 to be filed by the Company under the Securities Act of 1933, as amended, and further hereby consent to the reference to our name in the prospectus referred to in such Registration Statement under the caption "Legal Opinions".

Very truly yours,

Sidley Austin Brown & Wood